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October 6, 2021

Via EDGAR

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CytoDyn Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 24, 2021

File No. 000-49908

Dear Mr. Duchovny:

On behalf of our client, CytoDyn Inc. (the “Company” or “CytoDyn”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 1, 2021, on the preliminary proxy statement (the “Preliminary Proxy Statement”) filed on September 24, 2021, File No. 000-49908. Please note that we have filed an amended preliminary proxy statement today (the “Revised Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Terms not defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

1.	Please revise this section to describe the results of the litigation involving Mr. Pestell and Mr. Caracciolo.

Response:

The Company acknowledges the Staff’s comment and has included language describing the results of such litigation in the Preliminary Proxy Statement. Please refer to pp. 9-10 of the Revised Preliminary Proxy Statement.

Daniel F. Duchovny, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

October 6, 2021

2.

Refer to the events of May 22, 2020. This disclosure and disclosure you have made elsewhere suggest that the dissidents are interested in acquiring the company or having the company acquire IncellDx. Please balance this disclosure with a reference to the dissidents’ own disclosure in their proxy statement that “there is no intention on the part of the Nominees to pursue any such or similar acquisition transaction with IncellDx if elected to the Board.”

Response:

The Company acknowledges the Staff’s comment but respectfully disagrees with the need to add such a reference. During the discovery for the Chancery Court Litigation, the Company discovered substantial evidence indicating the continued interest of IncellDx and its representatives in the proxy contest. As disclosed in today’s hearing of the Chancery Court, this evidence showed IncellDx’s funding of the drafting of the Nomination Notice; the involvement of IncellDx’s chairman in the selection of the director slate; and the financial support of the proxy contest by holders of millions of dollars of IncellDx’s convertible debt. In fact, Messrs. Beaty and Dr. Patterson admitted that IncellDx retained and paid the attorneys that prepared the dissidents’ nomination notice in their recent depositions, which would clearly amount to corporate waste unless IncellDx had an interest in the Nomination Notice and resulting proxy contest. Moreover, in an email exchange sent 10 days after the Nomination Notice was submitted and a mere 39 days before publicly claiming in the dissidents’ definitive proxy statement that “there is no intention on the part of the Nominees to pursue any . . . acquisition transaction with IncellDx,” Dr. Patterson privately stated in an email exchange with other stockholders that the acquisition of IncellDx by the Company “HAS to happen,” further explaining that such a business combination would present the opportunity for “1+1=3”. If desired, we can provide the Staff with a formal transcript of the hearing of the Chancery Court once it becomes available.

3.

Please revise this section to clarify whether the election of the dissidents’ nominees would constitute a change of control under the Employment Agreements and, if so, quantify the potential payments due to each of Dr. Pourhassan, Dr. Kelly and Dr. Ray.

Response:

The Company acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly. Please refer to pp. 38 of the Revised Preliminary Proxy Statement.

4.

On a related note, disclose whether any other company obligations would arise or be triggered by the election of the dissidents’ nominees and the costs associated with the satisfaction of those obligations.

Response:

The Company acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to reflect that no additional obligations would arise or be triggered by the election of the dissidents’ nominees. Please refer to pp. 37 of the Revised Preliminary Proxy Statement.

Daniel F. Duchovny, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

October 6, 2021

5.

We note your reference to Mr. Lonsford and your discussion of his status as a participant in your solicitation. It has also come to our attention that Mr. Lonsford appears to be acting as a moderator in an online forum relating to the company and that, in this capacity, he has made soliciting statements. Please provide us with a description of Mr. Lonsford’s soliciting activities, to the extent you are aware of them, and your analysis supporting your conclusion that Mr. Lonsford is not a participant in your solicitation.

Response:

Mr. Lonsford is not a participant in the solicitation of proxies for the Company. His work consists of moderating the Company’s Facebook page and disseminating news related to the Company’s business, operations, and results. His posts are unrelated to the proxy contest and amount to nothing more than ordinary course of business public relations work. To the extent any posts shared by Mr. Lonsford may constitute solicitation materials, such posts were made or shared on his own accord without authority from the Company. In fact, the Chief Executive Officer of the Company expressly and repeatedly instructed Mr. Lonsford – in writing – not to make any public statements related to the proxy contest, Schedule 13D group or any related matter. Moreover, the Board never explicitly or implicitly authorized Lonsford to solicit proxies on the company’s behalf.

6.	Please mark your form of proxy as preliminary.

Response:

The Company acknowledges the Staff’s comment and has revised the form of proxy accordingly.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to me at (212) 839-8744.

Very truly yours,

/s/ Sara von Althann
Sara von Althann